COMMENTS RECEIVED ON JUNE 22, 2011

FROM EDWARD BARTZ

FIDELITY FIXED-INCOME TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Global Strategies Fund

POST-EFFECTIVE AMENDMENT NO. 161

1. C: The Staff asserts that the fund should invest 80% of its assets in fixed-income securities since it is in Fidelity Fixed-Income Trust.

R: We are not aware of authority that requires a series company to apply Rule 35d-1 at the legal entity level in addition to the individual series level. Nonetheless, we agree that a series company should not adopt and use a name in a manner that could reasonably be expected to mislead investors in its constituent series. We note that the trust's name does not appear in the prospectus, or the fund's name. In light of the extensive plain English disclosure describing the fund's investment objectives and strategies that appears in the fund's prospectus, even if the trust's name were deemed to be inconsistent with the fund's investment focus, we do not believe that the trust's name in the SAI would deceive investors.

2. "Fund Summary" (prospectuses)

"Investment Objective"

"The fund seeks to maximize total return."

C: The Staff requests that we define "total return," as a definition is not present in the document.

R: We believe total return is commonly understood to mean a combination of capital changes and income. Accordingly, we have not modified disclosure.

3. "Fund Summary" (prospectuses)

"Fee Table"

"[[X] The fund may invest in a wholly-owned subsidiary. The subsidiary has entered into a separate contract with FMR Co, Inc. (FMRC) for the management of its portfolio pursuant to which the subsidiary pays FMRC a fee at an annual rate of 0.30% of its net assets. The subsidiary also pays certain other expenses including custody fees. FMRC has contractually agreed to waive the fund's management fee in an amount equal to the management fee paid to FMRC by the subsidiary. This arrangement will remain in effect for at least one year from the effective date of the prospectus, and will remain in effect thereafter as long as FMRC's contract with the subsidiary is in place. If FMRC's contract with the subsidiary is terminated, FMRC, in its sole discretion, may discontinue the arrangement. In addition, FMRC has contractually agreed to waive 0.10% of the fund's management fee. This arrangement will remain in effect through [_________], after which date FMRC, in its sole discretion, may discontinue the arrangement at any time.]"

C: The Staff would like confirmation that the fee waiver discussed in the above footnote will remain in effect 1 year or more from the effective date of the registration statement.

R: We confirm that the waiver will remain in effect for at least one year.

Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 161

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4. "Fund Summary" and "Investment Details" (prospectuses)

"Principal Investment Strategies"

"Investing in securities issued anywhere in the world."

C: The Staff would like us to disclose that the fund's investments are tied economically to a number of countries throughout the world and that a significant portion of securities are from countries outside of the United States.

R: We understand that the Staff takes the position that the term "global" connotes diversification among investments in a number of different countries throughout the world, and while the term "global" does not trigger application of Rule 35d-1, the Staff would expect funds using "global" in their name to invest their assets in investments that are tied economically to a number of countries throughout the world. We believe the fund's current disclosure, which provides that FMR invests the fund's assets in securities issued anywhere in the world, including the United States, and normally allocates the fund's investments across different countries and regions, is consistent with the Staff's position. Accordingly, we have not modified disclosure.

5. "Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff requests that we disclose the market capitalization strategy and the credit quality of the fund.

R: The fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization or in securities of a specific average credit quality. Accordingly, we have not modified disclosure.

6. "Fund Summary" and "Investment Details" (prospectuses)

"Principal Investment Strategies"

(Fund Summary)
"Investing up to 25% of assets in commodity-related ETFs and exchange-traded notes (ETNs) and other commodities and commodity-linked investments through a wholly-owned subsidiary."

(Investment Details)
"FMRC may invest up to 25% of the fund's assets in a wholly-owned subsidiary of the fund organized under the laws of the Cayman Islands (the Subsidiary). The Subsidiary is managed by FMRC and has the same investment objective as the fund. FMRC intends to invest the Subsidiary's assets directly in commodity-related ETFs and ETNs and other commodities and commodity-linked investments."

C: The Staff raised a number of questions about the new Cayman subsidiary.

R: Similar to the subsidiaries formed for each of Fidelity's Commodity Strategy funds and Select Gold Portfolio, for Global Strategies, Fidelity formed a wholly-owned subsidiary that allows income earned from certain investments linked to commodities to qualify for the 90% gross income test (i.e., requirement that at least 90% of a mutual fund's gross income be derived from dividends, interest, gains from the sale of securities and certain other enumerated sources). This structure is consistent with structures being employed by competitor funds as well as Fidelity's three Commodity Strategy funds and Select Gold Portfolio. Global Strategies' subsidiary will be treated like the subsidiaries of these other Fidelity funds (including look-through compliance monitoring for 1940 Act purposes and financial statement consolidation). These topics were the subject of a prior conference call with the Staff.

Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 161

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7. "Fund Summary" (prospectuses)

"Principal Investment Risks"

"Market Neutral Strategies. A market neutral strategy is a long/short strategy in which roughly equal dollar amounts are held long and short in seeking to protect against market risk. The strategy seeks profits by taking long positions in those securities believed to have attractive appreciation potential and taking short positions in those securities believed to have depreciation potential. However, there is no assurance that a market neutral strategy will be successful. Losses are incurred when long positions depreciate or the value of stocks sold short appreciate. In addition, a market neutral strategy may cause a fund to underperform the broad equity and debt markets during any given period of rising or strong-performing markets."

C: The Staff requests that we add a corresponding principal investment strategy regarding market neutral strategy.

R: Although the fund has a flexible investment mandate, engaging in market neutral strategies is not currently a principal strategy of the fund. Accordingly, we have not modified disclosure.

8. "Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Foreign Exposure. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile."

C: The Staff requests we add an emerging markets strategy to "Principal Investment Strategies" in the "Fund Summary" section.

R: The fund has a principal investment strategy to invest in non-U.S. securities, including securities of issuers located in emerging markets, and we believe the current disclosure adequately conveys this strategy. Accordingly, we have not modified the disclosure.

9. "Fund Summary" and "Investment Details" (prospectuses)

"Principal Investment Strategies"

"Issuer-Specific Changes. The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. The value of securities of smaller issuers can be more volatile than that of larger issuers. Lower-quality debt securities (those of less than investment-grade quality) and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities and certain types of other securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments and can be difficult to resell. A small change in the asset, instrument, or index underlying derivatives can lead to a significant loss."

C: The Staff believes that a corresponding strategy for lower-quality debt securities and securities of smaller issuers as discussed in the above disclosure, found under "Principal Investment Risks" should also be addressed in "Principal Investment Strategies."

Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 161

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R: Investing in smaller issuers and investing in lower-quality debt securities are not principal investment strategies of the fund. The fund is, however, exposed to certain principal investment risks tied to the issuers of the securities it may buy, and not just to the securities themselves. Therefore, we have not modified the disclosure.

10. "Fund Summary" (prospectuses)

"Performance"

For the periods ended December 31, 2010	Past 1 year	Life of classA
Fidelity Global Strategies Fund
Return Before Taxes	%	%
Return After Taxes on Distributions	%	%
Return After Taxes on Distributions and Sale of Fund Shares	%	%
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)%		%
[Fidelity Global Strategies Composite Index] (reflects no deduction for fees, expenses, or taxes)%		%

A From October 31, 2007.

Effective June 1, 2011, the fund began comparing its performance to the MSCI ACWI (All Country World Index) Index, rather than S&P 500 Index because the MSCI ACWI Index conforms more closely to the fund's investment policies.

C: The Staff requests that the new index, the MSCI ACWI (All Country World Index) Index, be added to the Average Annual Returns table per Instruction 2(c) to Item 4.

R: Performance for the new index is not shown because the change in index did not take effect until after the performance period shown. (The change in index took effect June 1, 2011 and the performance shown is for calendar year 2010). Performance for both indices is expected to be shown in the fund's next revision.

11. "Fund Summary" (prospectuses)

"Investment Advisers"

"FMR Co., Inc. (FMRC), an affiliate of Fidelity Management & Research Company (FMR), is the fund's manager. Other investment advisers serve as sub-advisers for the fund."

C: The Staff would like confirmation that "other investment advisers" do not manage 30% or more of the fund.

R: We confirm that "other investment advisers" do not manage 30% or more of the fund's assets.

Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 161

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12. "Investment Details" (prospectuses)

"Principal Investment Strategies"

"FMRC generally allocates the fund's assets between stocks (equity securities of all types, including domestic, international and emerging markets equities and ETFs) and bonds (fixed income securities of all types, including domestic, international, emerging markets, high yield, investment grade and inflation protected bonds, floating rate loans, and ETNs)."

C: The Staff requests that high yield securities be referred to as "junk bonds."

R: We are not aware of any requirement to use the term "junk bonds" in disclosure regarding "high yield securities." Accordingly, we respectfully decline to modify the disclosure.

13. "Investment Details" (prospectuses)

"Principal Investment Strategies"

"FMRC may also use various techniques, such as buying and selling futures contracts, as tools in the management of portfolio assets. In addition, the fund may have indirect exposure to derivatives through its investments in underlying funds."

C: The Staff noted that since the fund includes derivatives in its principal investment strategies, we should refer to the letter from Barry Miller at the SEC to the ICI regarding derivative disclosure and make changes accordingly.

R: We are familiar with Barry Miller's letter to the ICI regarding derivatives disclosure and we believe our current disclosure is consistent with that letter.

14. "Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the Trustees and Officers section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 161

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R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

15. "Trustees and Officers" (SAIs)

C: The Staff requests we include disclosure stating that all directorships for the past five years are currently disclosed.

R: We are aware that Item 17(a)(1) of Form N-1A requires, among other things, disclosure of the principal occupation for each director of a fund during the past 5 years, and that Item 17(b)(3)(ii) further provides as follows: "Unless disclosed in the table required by paragraph (a)(1) of this Item 17 or in response to paragraph (b)(3)(i) of this Item 17, indicate any directorships held during the past five years by each director in any company with a class of securities registered pursuant to section 12 of the Securities Exchange Act (15 U.S.C. 78l) or subject to the requirements of section 15(d) of the Securities Exchange Act (15 U.S.C. 78o(d)) or any company registered as an investment company under the Investment Company Act, and name the companies in which the directorships were held." We are aware of the need to respond to these requirements and have disclosed directorships held during the past five years. Neither Item 17(a)(1) nor Item 17(b)(3)(ii) requires the inclusion of the requested statement, and we do not believe such a statement would be helpful to shareholders. Moreover, we do not believe such disclosure is consistent with Instruction C.1 of Form N-1A, which provides that funds should avoid simply restating legal or regulatory requirements to which they are generally subject. Accordingly we have not modified the disclosure.

16. "Fund Summary" (prospectus)

"Fee Table"

Shareholder fees (fees paid directly from your investment)

Class A

Class T

Class B

Class C

Maximum sales charge (load) on purchases (as a % of offering price)	5.75%	3.50%	None	None
Maximum contingent deferred sales charge (as a % of the lesser of original purchase price or redemption proceeds)	NoneA	NoneA	5.00%B	1.00%C

A Class A and Class T purchases of $1 million or more will not be subject to a front-end sales charge. Such Class A and Class T purchases may be subject, upon redemption, to a contingent deferred sales charge (CDSC) of 1.00% or 0.25%, respectively.

B Declines over 6 years from 5.00% to 0%.

C On Class C shares redeemed less than one year after purchase.

C: The Staff requests we update the maximum contingent deferred sales change line item to read "1.00%" for Class A and "0.25%" for Class T instead of "none."

R: Were we to make the requested change, the table would reflect more than one type of sales charge. We understand that this is appropriate, in accordance with Instruction 2(a)(ii) to Item 3, "[i]f more than one type of sales charge (load) is imposed (e.g., a deferred sales charge (load) and a front-end sales charge (load))" (in which case the first caption in the table would read "Maximum Sales Charge (Load)" and would show the maximum cumulative percentage). However, we believe this result would not be appropriate for these funds as they do not charge both a front-end sales charge and deferred sales charge with respect to the same shares, and therefore reflecting a maximum cumulative percentage would overstate the maximum that could be charged. Since we believe it is important to communicate that certain purchases not subject to a front-end sales charge may be subject to a deferred sales charge instead, we disclose the maximum front-end sales charge for Class A in the table and include a footnote to the table, consistent with Instruction 2(a)(i), related to the amount of the deferred sales charge that may apply if a front-end sales charge does not. Accordingly, we have not modified disclosure.

Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 161

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17. "Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

"You may buy or sell Class A, Class T, Class B, and Class C shares of the fund through a retirement account or through an investment professional. You may buy or sell shares in various ways:

Internet www.advisor.fidelity.com
Phone To reach a Fidelity representative 1-877-208-0098
Mail
Fidelity Investments P.O. Box 770002 Cincinnati, OH 45277-0081	Overnight Express: Fidelity Investments 100 Crosby Parkway Covington, KY 41015

Subject to certain limited exceptions described in the Additional Information about the Purchase and Sale of Shares section of the prospectus, the fund no longer accepts investments in Class B shares. Any purchase order for Class B shares of the fund (other than from an existing Class B shareholder pursuant to an exchange or the reinvestment of dividends and capital gain distributions paid on Class B shares) will be deemed to be a purchase order for Class A shares of the fund and will be subject to any applicable Class A front-end sales charge.

The price to buy one share of Class A or Class T is its offering price, if you pay a front-end sales charge, or its net asset value per share (NAV), if you qualify for a front-end sales charge waiver. The price to buy one share of Class B or Class C is its NAV. Your shares will be bought at the offering price or NAV, as applicable, next calculated after your order is received in proper form.

The price to sell one share of Class A, Class T, Class B, or Class C is its NAV, minus any applicable contingent deferred sales charge (CDSC). Your shares will be sold at the NAV next calculated after your order is received in proper form, minus any applicable CDSC.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

Initial Purchase Minimum	$2,500
For Fidelity Advisor Traditional IRA, Roth IRA, Rollover IRA, Simplified Employee Pension-IRA, and Keogh accounts	$500
Through a regular investment plan established at the time the fund position is opened	$100

The fund may waive or lower purchase minimums in other circumstances.

After a maximum of seven years from the initial purchase date, Class B shares convert automatically to Class A shares of the fund at NAV."

Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 161

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C: The Staff requests that the second, third, and fifth paragraphs be removed.

R: We believe the information in the second, third, and fifth paragraphs is consistent with the purchase and sale information required by Item 6(a) and 6(b). Accordingly, we have not removed disclosure.

18. Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.